RICHARDSON
& ASSOCIATES
ATTORNEYS AT LAW
--------------------------------------------------------------------------------


                                 August 19, 2008


VIA EDGAR
---------

United States
Securities and Exchange Commission
Washington, DC 20549

Attention:    Mail Stop 4561
              Mark Kronforst, Accounting Branch Chief


         RE:      TREE TOP INDUSTRIES, INC.
                  FORM 10KSB FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007 FILED APRIL 16, 2008
                  FORM 10-Q FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2008 FILED MAY 15, 2008
                  FILE NO. 0-10210
                  --------------------------------------------------------

Dear Mr. Kronforst:

         As legal counsel for Tree Top Industries, Inc., we are in receipt of your letter to David Reichman, Chief Executive Officer, dated July 24, 2008, and, along with its independent certified public accountants, have been assisting it with its response to you. The company has made substantial progress on the response and is waiting for the final work from its accountants. The company expects to file a complete response to you with amended reports on or before next Friday, August 29, 2008.


                                Very Truly Yours,

                                /s/Mark J. Richardson

                                Mark J. Richardson, Esq.


cc:    David Reichman, Chief Executive Officer
       Tree Top Industries, Inc.







        233 Wilshire Boulevard, Suite 820, Santa Monica, California 90401
                Telephone (310) 393-9992 Facsimile (310) 393-2004